and
EXHIBIT 4.125
Fifth Addendum
Memorandum of Agreement
Made and entered into between:-
ANGLOGOLD ASHANTI LIMITED
(Reg No 1944/017354/06)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Robert Louis Lazare, he being duly authorised hereto under and by virtue of a Delegation of Authority Policy which was approved by the Audit and Corporate Governance Committee of the board of directors of the company passed at Johannesburg on the 24
th
day of October 2003);
of the first part;

of the fourth part.
ERGO MINING (PROPRIETARY) LIMITED
[formerly known as Friedshelf 849 (Proprietary) Limited]
(Reg No 2007/004886/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Diederik Albert Willem van der
Walt, in his capacity as a director thereof, he being duly authorised hereto);
of the second part;
and
DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED
(Reg No 2005/033662/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Daniel Pretorius, in his capacity as a director thereof, he being duly authorised hereto);
of the third part;
and
MINTAILS SOUTH AFRICA (PROPRIETARY) LIMITED
(Reg No 2004/007547/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Diederik Albert Willem van der
Walt, in his capacity as a director thereof, he being duly authorised hereto);

1.
Definitions
1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-
1.1.1
“FIRST ADDENDUM”
shall mean the letters agreement
entered into between the PARTIES at
Johannesburg on the 17 August 2007
and in terms whereof they extended the
deadline in clause 3.1 of the MAIN
AGREEMENT from the 20 August 2007
to the 31 August 2007;
1.1.2
“FIFTH ADDENDUM”
shall mean this agreement further
modifying the MAIN AGREEMENT in
the respects set forth hereafter;
1.1.3
“FOURTH
ADDENDUM”
shall mean the agreement entered into
between the PARTIES at Johannesburg
on the 28 February 2008 relating to the
amendment of the MAIN AGREEMENT
in certain respects.

1.1.4
“MAIN AGREEMENT”
shall mean the Memorandum of
Agreement made and entered into by
and between the PARTIES at
Johannesburg on the 6 August 2007
and shall be deemed to include the
FIRST ADDENDUM, the SECOND
ADDENDUM
, the THIRD ADDENDUM
and the FOURTH ADDENDUM thereto
-
the definitions contained in the
aforesaid agreement shall, unless
inconsistent with the context of the
FIFTH ADDENDUM , apply mutatis
mutandis thereto and for ease of
reference shall be reflected
throughout the FIFTH ADDENDUM in
capital italics
;
1.1.5
“SECOND
ADDENDUM”
shall mean the letters agreement
entered into between the PARTIES at
Johannesburg on the 30 August 2007 in
terms whereof they extended the
deadline in clause 3.1 of the MAIN
AGREEMENT from the 31 August 2007
to the 10 September 2007;

1.1.6
“THIRD ADDENDUM”
shall mean the agreement entered into
between the PARTIES at Johannesburg
on the 21 November 2007 relating to
amendment of the MAIN AGREEMENT
in certain respects.
1.2
The provisions of clause 1.2 of the MAIN AGREEMENT shall apply mutatis mutandis hereto.
2.
Recordal
It is recorded that:-
2.1
the PARTIES are desirous of further amending the MAIN AGREEMENT in certain respects; and
2.2
the PARTIES have accordingly agreed to enter into the FIFTH ADDENDUM, as hereafter.
3.
FIFTH ADDENDUM
The PARTIES do hereby agree to the amendment of the MAIN AGREEMENT retrospectively with effect from the SIGNATURE DATE, in the respects set forth hereafter:-

3.1
ad new clause 8bis - “Rehabilitation Obligations and Guarantees to be
established therefor”
By the introduction of a new clause 8bis to read as follows:-
“
8bis
Rehabilitation Obligations and Guarantees to be established
therefor
8bis.1
Pursuant to NEWCO ’s obligation to establish a bank
guarantee in favour of AGA in respect of the
rehabilitation obligations arising out of clause 8.4 of the
MAIN AGREEMENT as read with clause 8.4bis of the
THIRD ADDENDUM, NEWCO has caused the sum of
ZAR 63 000 000,00 (sixty three million RAND) to be paid
to the ATTORNEYS who are currently holding the same
in trust and in respect  whereof the ATTORNEYS have
been mandated by NEWCO to cause a bank guarantee
to be issued in respect of such sum in favour of AGA
.
8bis.2
To obviate a demand gurantee, AGA and NEWCO
have agreed that to facilitate draw downs thereunder,
the following four tier methodology shall be applicable:-
•

in the first instance : any amount payable
under the guarantee shall be determined by
persons at operational level at AGA and NEWCO
respectively and if agreement is reached, a letter
addressed to the bank shall then be issued under

their joint signatures (“first tier”) ), and failing
agreement thereafter;
•
in the second instance: any amount payable
under the guarantee shall be determined by Ben
Wicks or his appointed nominee of AGA and
Charles Symons or Lloyd Birrell of NEWCO and if
agreement is reached, a letter shall then be
issued under their joint signatures (“second tier”),
and failing agreement, thereafter
•
in the third instance: any amount payable
under the guarantee shall be determined by the
Executive Vice-President: Africa or his nominee of
AGA
and Dick van der Walt (Chief Executive
Officer of MINTAILS SA) or Niel Pretorius (of
DRD SA
 )  and if agreement is reached, a letter
shall then be issued under their joint signatures
(“third tier
”)
, and failing agreement, thereafter
•
in the fourth instance: by formal adjudication
in accordance with the provisions of clause 17 of
the MAIN AGREEMENT , and a written directive
shall then be issued by the arbitrator (“fourth
tier
”).

8bis.3
The guarantee shall be substantially as set forth in
Annexe “1” hereto or with such amendments as may be
determined by AGA, NEWCO and the bank establishing
the same.
In this context it is recorded that AGA shall be entitled to levy interest on any draw down amount confirmed by letter as provided in 8bis.2 supra, calculated at the highest call rate, from time to time, of The
Standard Bank of South Africa Limited (as certified by any senior manager thereof, whose appointment and authority it shall not be necessary to prove and which certificate shall constitute prima facie proof thereof), from the date of the demand made pursuant to such letter to date of payment, both days inclusive.
”.
4.
MAIN AGREEMENT
The MAIN AGREEMENT as amended by the FIRST ADDENDUM, the SECOND
ADDENDUM, the THIRD ADDENDUM, the FOURTH ADDENDUM and the FIFTH
ADDENDUM, shall remain fully binding and effective as between the PARTIES according to the terms and tenor thereof.
5.
Counterparts
The FIFTH ADDENDUM may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the FIFTH ADDENDUM in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.
Thus done and signed by AGA at Johannesburg on this the day of May 2008, in the presence of the undersigned witnesses.
As witnesses:-
For: AngloGold Ashanti Limited
1.
- duly authorised signatory -
Thus done and signed by NEWCO at Johannesburg on this the day of May 2008, in the presence of the undersigned witnesses.
As witnesses:-
For: Ergo Mining (Proprietary) Limited
1.
2. /s/DAW van der Walt
- director -
Thus done and signed by DRD SA at Johannesburg on this the day of May 2008, in the presence of the undersigned witnesses.
As witnesses:-
For: DRDGold South African Operations
(Proprietary) Limited
1.
2. /s/RL Lazare
2. /s/D Pretorius

Thus done and signed by MINTAILS SA at Johannesburg on this the day of May
2008, in the presence of the undersigned witnesses.
As witnesses:-
For: MinTails South Africa (Proprietary)
Limited
1.
- director -
2.
/s/DAW van der Walt